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                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23272
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996





                             CONTENTS



                                                            Page

Statements of Transfer Fees Charged                           1

Summary of Costs Incurred                                     2
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
                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                    STATEMENTS OF TRANSFER FEES CHARGED
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996

                                  October 1996                     November 1996                      December 1996
                          Tons   Unit Price    Amount      Tons    Unit Price     Amount    Tons     Unit Price     Amount
                                 (per ton)     (000)               (per ton)      (000)              (per ton)      (000)


TRANSFER FEES CHARGED
Appalachian Power Company:(a)
 -Mountaineer Plant  . .  164,175    $2.02       $332      87,521     $2.02        $177     130,819     $2.02       $264


Ohio Power Company:(b)
 -Amos Plant (c) . . . .   81,196     N/A           2(d)  119,044      N/A            2(d)  152,346       N/A        (17)(e)
 -Sporn Plant. . . . . .     -                     -         -                       -         -                       4 (f)

       TOTAL . . . . . .  245,371                $334     206,565                  $179     283,165                  $251


(a) Excludes any return on investment since the company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is based on the usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.
(e) Represents year-end adjustment to finalize 1996 estimated utilization payments to actual usage for the facilities.
(f) Represents year-end billing adjustment.
N/A Not Applicable
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
                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996
                                                          Three
                                                          Months
                       October    November    December    Ended
                         1996       1996        1996     12/31/96
                                     (in thousands)

Salaries and Benefits     $ 86       $ 61        $ 58       $205
Depreciation . . . . .      60         60          60        180
Taxes Other Than
  Income Taxes*. . . .      17         17          17         51
Materials & Supplies .       9         29          27         65
Electricity. . . . . .      10         10          12         32
Other. . . . . . . . .      58        228         155        441

          Total**. . .    $240       $405        $329       $974



 * Excludes FICA, Federal Unemployment and State Unemployment taxes. These costs are reflected in employee benefits.
** Excludes cost of capital discussed in the footnotes on page 1.
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